SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Digirad Corporation

(Name of Issuer)

Common Stock ($0.0001 par value)

(Title of Class of Securities)

253827109

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

13G
CUSIP No. 253827109			Page 2 of 8

1.	Name of Reporting Person: HCA Inc		I.R.S. Identification Nos. of above persons (entities only): 75-2497104

2.	Check the Appropriate Box if a Member of a Group: Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 937,112

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 937,112

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 937,112

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.2%

12.	Type of Reporting Person: CO

13G
CUSIP No. 253827109			Page 3 of 8

1.	Name of Reporting Person: Health Care Indemnity, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group: Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Colorado

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 657,082

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 657,082

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 657,082

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.6%

12.	Type of Reporting Person: CO

13G
CUSIP No. 253827109			Page 4 of 8

1.	Name of Reporting Person: Western Plains Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group: Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 280,030

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 280,030

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 280,030

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.6%

12.	Type of Reporting Person: CO

Item 1.

(a)	Name of Issuer:

Digirad Corporation

(b)	Address of Issuer’s Principal Executive Offices

13950 Stowe Drive Poway, California 92064

Item 2.

(a)	Name of Person Filing

HCA Inc. Health Care Indemnity, Inc. Western Plains Capital, Inc.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of HCA Inc., Health Care Indemnity, Inc. and Western Plains Capital, Inc. is One Park Plaza, Nashville, Tennessee 37203.

(c)	Citizenship

HCA Inc. is a Delaware corporation. Health Care Indemnity Inc. is a Colorado corporation. Western Plains Capital, Inc. is a Nevada corporation.

(d)	Title of Class of Securities

Common Stock, $.0001 par value per share

(e)	CUSIP Number

253827109

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned as of December 31, 2004:

     HCA Inc. (“HCA”) indirectly owns and may be deemed the beneficial owner of 937,112 shares of the Common Stock, par value $0.0001 per share, of Digirad Corporation, as to which 657,082 shares are directly owned by Health Care Indemnity, Inc., a subsidiary of HCA, and as to which 280,030 shares are directly owned by Western Plains Capital, Inc., a subsidiary of HCA. HCA disclaims beneficial ownership of any shares of the Common Stock of Digirad Corporation owned of record by Health Care Indemnity, Inc. or Western Plains Capital, Inc. Each of Health Care Indemnity, Inc. and Western Plains Capital, Inc. disclaims beneficial ownership of any shares of the Common Stock of Digirad Corporation owned of record by the other.

(b)	Percent of Class:

See Item 11 of Cover Pages.

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

See Item 5 of Cover Pages.

(ii) shared power to vote or to direct the vote:

See Item 6 of Cover Pages.

(iii) sole power to dispose or to direct the disposition of:

See Item 7 of Cover Pages.

(iv) shared power to dispose or to direct the disposition of:

See Item 8 of Cover Pages.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following☐

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable. The reporting persons expressly disclaim membership in a “group” as used in Rule 13d-1.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

HCA INC.
By:	/s/ R. Milton Johnson
	Name:	R. Milton Johnson
	Title:	Executive Vice President and Chief Financial Officer

HEALTH CARE INDEMNITY, INC.
By:	/s/ David G. Anderson
	Name:	David G. Anderson
	Title:	Vice President and Treasurer

WESTERN PLAINS CAPITAL, INC.
By:	/s/ John M. Franck II
	Name:	John M. Franck II
	Title:	Vice President and Secretary